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                                                                  EXHIBIT (a)(5)
FOR IMMEDIATE RELEASE
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               EARTHLINK AND SPRINT ANNOUNCE STRATEGIC ALLIANCE
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                EARTHLINK-SPRINT ALLIANCE STRENGTHENS EARTHLINK
            AND GIVES SPRINT A FIRM FOOTHOLD IN THE INTERNET MARKET

UNIFIED SERVICE ENABLES BOTH COMPANIES TO RAPIDLY EXPAND INTERNET MARKET SHARE

        PASADENA, CALIF., February 11, 1998 - EarthLink Network, Inc. (NASDAQ:
ELNK) and Sprint Corporation (NYSE:FON) announced today a long-term strategic alliance that creates one of the industry's most powerful Internet access services. EarthLink and Sprint will create a single, unified Internet service that will have the potential to reach millions of new customers while both companies achieve prominent positions in the Internet services market. It is the strategic intent of both companies for EarthLink to remain an independent company with the flexibility to pursue its strategic objectives. As part of the alliance, Sprint agrees to make a minority investment in EarthLink. The two companies will establish a broad business relationship, which includes the contribution of selected assets and significant commercial commitments.

        EarthLink will obtain Sprint's Internet Passport customer base, approximately $24 million in cash, $100 million in convertible debt financing, access to Sprint's branded marketing and distribution channels, a five-year commitment from Sprint to deliver a minimum of 150,000 new customers annually and preferred access to Sprint's world-class data network.

        In exchange, Sprint will receive 4.1 million shares of convertible preferred stock in EarthLink. In addition, Sprint will initiate a tender offer to purchase 1.25 million shares of EarthLink common stock at $45 per share. The sum of common and preferred shares Sprint receives at the time of closing will represent a 10 percent voting interest and approximately a 30 percent economic interest in


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2-2-2 EarthLink and Sprint Announce Strategic Alliance
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EarthLink. Sprint will also secure two seats on EarthLink's board of directors, one of which will be occupied by William T. Esrey, chairman and chief executive officer of Sprint.

        The alliance between EarthLink and Sprint allows both companies to balance their financial and strategic interests as well as capitalize on each other's key strengths. The alliance preserves EarthLink's independence and entrepreneurial spirit and provides Sprint with a significant enhancement to its strategic investment in the Internet market. It also enables EarthLink to immediately expand its member base by 25 percent to approximately 600,000 members, leverage the resources and equity of the Sprint brand, and accelerate its future growth.

        The alliance enables Sprint to continue to build its brand recognition in the Internet market and deliver Internet access services to its large telecommunications customer base, while focusing on the marketing and networking capabilities that are its strongest asset.

        "EarthLink has always delivered the easiest, most friendly and useful Internet access service available," said Sky Dayton, founder and chairman of EarthLink Network. "The EarthLink-Sprint alliance takes our company to the next level. The alliance pairs EarthLink with one of the most powerful brands in the world, helping us bring our services to millions of potential new members in the coming years."

        Added Esrey, "This alliance strengthens Sprint's position in the Internet access industry, teaming Sprint with a nimble, growth-oriented company that shares our commitment to fast, reliable, responsive products and technologies. Through this agreement, we are able to enhance our Internet offering while continuing to deliver the highest quality service."

        The unified EarthLink-Sprint Internet service, sharing both companies' brands, will be promoted through various EarthLink and Sprint marketing channels. Sprint's marketing channels include outlets like airlines, cable companies, colleges/universities, financial institutions and retail outlets such as Radio Shack, in addition to sponsorships like the NFL, Rolling Stones and the U.S. Ski Team. The EarthLink-Sprint service will also be bundled with various existing Sprint consumer and small business products and services.

        "It's a great marriage," said Charles (Garry) Betty, president and chief executive officer of EarthLink. "This alliance with Sprint enables us to strengthen our brand, immediately expand our member base by 25 percent to approximately 600,000, increase our marketing efforts and lock in a low-cost network commitment. Now EarthLink is even better positioned to aggressively grow our business. The alliance puts the power of Sprint's marketing and sales channels behind EarthLink, expanding our reach deeper into the mass market of consumers and businesses which have yet to get on the Internet."



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3-3-3 EarthLink and Sprint Announce Strategic Alliance
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        "Sprint has been relentless in its focus on delivering high-performance products and services over one of the fastest, most advanced networks in the world," said Gary Forsee, president and chief operating officer, Sprint Long Distance Division. "The alliance with EarthLink enables us to efficiently provide a host of high-quality Internet services to Sprint customers, while building our brand equity and market share in the Internet."

THE DEAL - A SNAPSHOT
--------------------

        The terms of the deal involve many components:

        1) Sprint will purchase approximately 30 percent minority stake in EarthLink, as follows:
                . Sprint will initiate a tender offer for 1.25 million EarthLink common shares at $45 per share;
                . Sprint will receive 4.1 million shares of convertible
                  preferred stock directly from EarthLink; and
                . Sprint will secure status as the exclusive telecommunications provider promoted in EarthLink's channels.
        2) In exchange for 4.1 million preferred shares and the right to tender for 1.25 million common shares, Sprint will provide EarthLink with:
                . All of Sprint's approximately 130,000 Internet Passport
                  subscribers;
                . A five-year commercial agreement for Sprint to promote
                  EarthLink through its marketing channels, including commitments to generate a minimum of 150,000 new EarthLink members annually;
                . A four-year network contract allowing EarthLink to utilize
                  Sprint's world-class data IP network at favorable prices;
                . Approximately $24 million in cash;
                . A $100 million line of credit in the form of convertible debt for EarthLink's use, available incrementally over the first three years; and
                . Agency status to bundle Sprint's telecommunications services with EarthLink services.
        3) The parties have entered into a governance agreement that sets forth the rights and restrictions governing the corporate relationship between EarthLink and Sprint.

        EarthLink will manage the operations, customer service, technical support and product development for the unified Internet service. EarthLink and Sprint will work together on marketing, sales and product development. By sharing the use of their best assets, EarthLink and Sprint will each focus on their core businesses, enhancing their combined prospects for growth and success.

EXPANDED SERVICES
-----------------

        Customers are the biggest winners in this alliance. EarthLink's existing members gain access to another high-speed, reliable dial-up access network which will support x2 technology nationwide. EarthLink expands its local access POPs to more than 1,200 - more than any other Internet or online service provider. EarthLink also becomes the only ISP to support both x2 and k56flex nationwide



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4-4-4 EarthLink and Sprint Announce Strategic Alliance
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through more than 500 56k POPs. In addition, as a full-service communications provider, the alliance enables Sprint to offer integrated billing and multiple communications services to EarthLink's customers. EarthLink also bolsters its financial position, ensuring it will continue to have the resources to scale up while providing excellent service.

        Through the unified offering, Sprint's Internet Passport customers will have access to an expanded set of services. These service features include a Personal Start Page (TM), a 6 MB free homepage, options to purchase extra email boxes, vanity domains and low-cost Web sites, access from more than 1,200 POPs which support both k56flex and x2 technologies, and continued exceptional technical support.

        Deutsche Morgan Grenfell served as EarthLink's sole advisor for this transaction.

ABOUT SPRINT
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        Sprint is a global communications company at the forefront in integrating long distance, local and wireless communications services, and one of the world's largest carriers of Internet traffic. Sprint built and operates the United State's only nationwide all-digital, fiber-optic network and is the leader in advanced data communications services. Sprint has $14 billion in annual revenues and serves more than 16 million business and residential customers.

ABOUT EARTHLINK NETWORK
-----------------------

        EarthLink Network is the world's largest independent Internet service provider. Through a full range of innovative access and hosting services, the company makes the Internet relevant and productive to hundreds of thousands of individuals and businesses every day. Headquartered in Pasadena, EarthLink provides local access to thousands of communities from more than 1,110 POPs in North America and 42 internationally. Additional service and pricing information is available by calling (800)395-8425 and through EarthLink's Web site at http://www.earthlink.net.

Sprint Internet Passport is a service mark of Sprint Communications Company. All other brand and product names are trademarks and/or service marks of their respective companies.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. In particular, careful consideration should be given to cautionary statements made in each Companies' reports filed with the Securities and Exchange Commission.